

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 7, 2015

Via E-mail
Richard Miller
President and Chief Executive Officer
Corvus Pharmaceuticals, Inc.
863 Mitten Road, Suite 102
Burlingame, CA 94010

> **Re:** **Corvus Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 6, 2015**
> **CIK No. 0001626971**

Dear Mr. Miller:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

1.   Please revise the Summary to explain briefly what you intend to commercialize and who your customers will be.

Our Product Pipeline, page 2

2.   Please remove the list of your current investors from the Summary. We note that the information is included in a more appropriate section of the document.

Development Status, page 3

3.   Please revise the pipeline table that appears on pages 3 and 78 so that the arrow
        indicating CPI-444's developmental does not extend to the end of Phase 1, as your Phase
        1 trials have not yet begun.

Our Strategy, page 5

4.   Please revise the second bullet point to put into context your statement concerning your
        ability to "rapidly advance" your lead product candidate. In this regard, we note your
        disclosure page 13 which indicates that clinical drug approval involves a lengthy process
        and there is difficultly in predicting the time and cost of product candidate development.

Risks Associated with Our Business, page 5

5.   Please add a bullet point disclosing that shareholders will have limited ability to influence
        corporate matters because a small number of your existing shareholders own a majority
        of the voting stock.

Risk Factors
We May Fail to Obtain Orphan Drug Designation . . . , page 26

6.   Please disclose which of your product candidates you believe may qualify for orphan
        drug designation and explain why.

Use of Proceeds, page 54

7.   We note that you have allocated proceeds to fund your planned Phase 1/1b clinical trial
        of CPI-444. Please expand your disclosure to clarify whether the allocated proceeds will
        likely be sufficient to fund the indicated Phase 1 clinical trial to completion. If, in your
        view, they will likely not be sufficient, please estimate how far in each of the trials you
        are likely to progress with available proceeds.

8.   Please specify how you intend to allocate net proceeds between the programs identified
        in the second bullet point.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Use of Estimates
Stock-Based Compensation
Fair Value, page 66

9.   We may have additional comments on your accounting for equity issuances including
        stock compensation and beneficial conversion features. Once you have an estimated
        offering price, please provide us an analysis explaining the reasons for the differences

between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business
Our Company Origins, Team and Investors, page 74

10.   We note your disclosure that you have a "key" collaboration with the Sidney Kimmel Comprehensive Cancer Center at John's Hopkins. Please provide additional disclosure regarding the material terms of the collaboration and file any material agreements as exhibits to the registration statement.

Adenosine- Cancer Axis, page 79

11.   Please add narrative disclosure to your graphic which defines and explains the function of each of the cells pictured. As currently presented, the graphic and the paragraph which follows are difficult for a lay reader to understand.

Potency and Selectivity in In Vitro Studies, page 82

12.   Please define Ki nM and describe the significance of potency and selectivity in a manner accessible to lay readers.

Preclinical Proof of Concept, page 89

13.   Please expand your disclosure to provide more detail regarding your preclinical in vitro studies for Anti-CD73. For example, please discuss the structure of the study and the specific results observed.

Licenses and Collaborations, page 92

14.   Please revise to disclose when the licensed patents expire and clarify which party will bear the costs of patent litigation.

Notes to Financial Statements
9. Common Stock, page F-21

15.   Please disclose how you are accounting for compensation related to the founders' shares subject to repurchase under the stock restriction agreements. In this regard, clarify whether and to what extent you issued these shares to employees or non-employees and the accounting model(s) you are following. Please reference the authoritative literature supporting your accounting treatment.

Other

16.   Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

17.   Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

18.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Vanessa Robertson at (202) 551-3649 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3675 with any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Via E-mail
        Jeffries Oliver-Li
        Wilmer Cutler Pickering Hale and Dorr LLP